UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated March 23, 2016

•	Press Release dated March 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: April 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

Enbridge Gas Distribution Adjusts Rates

TORONTO, ONTARIO – (March 23, 2016) – Enbridge Gas Distribution Inc. (Enbridge) has received approval from the Ontario Energy Board (OEB) for new rates, effective April 1, 2016. These rates are approved on an interim basis.

Typical residential customers* who buy their gas supply from Enbridge will see a total bill increase of about three per cent or $23 a year. As a result, their total bill will be about $861 a year. While natural gas prices have decreased in North America, the Cost Adjustment charge has increased. The Cost Adjustment charge reflects the difference between our forecast costs and actual costs from prior periods. Natural gas continues to provide the best value to our customers, with the typical customer’s total annual bill still less than it was 10 years ago.

“Even with these changes, natural gas remains the most economical choice for heating your home and water in Ontario.” says Jamie LeBlanc, Director of Energy Supply and Policy at Enbridge. “In the last five years, natural gas has been on average over 63 per cent less expensive than electricity and oil.”**

Enbridge submits rate adjustment applications every three months to reflect changes in the market price of natural gas and transportation services. The applications are reviewed and approved by the OEB.

For more information on how natural gas rates are set, watch our video.

Enbridge reminds customers that there are options to help manage energy bills:

•	Customers can find energy efficiency tips at enbridgegas.com/energyefficiency.

•	Customers who have signed up for myEnbridge can now access their personalized My Home Health Record, which provides natural gas consumption comparisons to similar homes, along with energy saving tips and advice.

•	Customers can register for myEnbridge at enbridgegas.com/myenbridge

•	For qualifying customers:

¡	The OEB’s Low-Income Energy Assistance Program (LEAP) provides emergency financial assistance towards past due energy bills. Learn more about LEAP at enbridgegas.com/LEAP.

¡	The Home Winterproofing Program helps residential customers in financial need with free home energy efficiency improvements. Qualifying customers may have free energy efficiency improvements, such as insulation, installed to reduce their energy costs. Learn more at enbridgegas.com/winterproofing.

•	Customers who are having trouble paying their bills should call Enbridge as soon as possible to set up payment arrangements.

About Enbridge Gas Distribution

Enbridge Gas Distribution Inc. has a more than 165-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. Enbridge has ranked as one of the Global 100 Most Sustainable Corporations for the past seven years and was also named as one of Canada’s Top 100 Employers in 2015. Enbridge Gas Distribution and its affiliates distribute natural gas to over two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com or follow us on Twitter @EnbridgeGasNews.

For more information contact:

Scott Foster

1-855-884-5112

enbridgegasmedia@enbridge.com

Enbridge Gas Distribution Inc.

*Calculations are based on the assumption that typical residential customers, who buy their gas supply and transportation from Enbridge, use about 2,400 cubic metres of natural gas a year for home and water heating.

**Natural gas rates are based on Enbridge Gas Distribution Inc.’s residential rates effective April 1, 2016. Electricity rates are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including those effective January 1, 2016. Oil prices are based on publicly posted Statistics Canada historical prices up to and including rates available as of February 2016. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

NEWS RELEASE

Enbridge reports on 2015 social and environmental performance and progress and introduces new corporate climate policy

CALGARY, ALBERTA (March 31, 2016) Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced updates to its corporate Climate Policy in conjunction with the release of its thirteenth annual Corporate Social Responsibility (CSR) report.

“Our 2015 CSR & Sustainability Report shares our social and environmental performance, as well as the actions we are taking to integrate social and environmental considerations into our business decision making,” said President and CEO Al Monaco. “The Report is one of the key ways we hold ourselves accountable to our stakeholders on the issues most important to them.”

A particular area of focus for the Company in 2015 was to better define Enbridge’s role in a lower carbon future.

“As a company with businesses that span the energy spectrum, from oil pipelines and natural gas distribution and processing to renewable energy and transmission, we believe we are uniquely positioned to contribute to advancing energy diversification while ensuring energy supply,” said Mr. Monaco. “We consulted extensively over the course of the year, both internally and externally, on updates to our corporate climate policy to provide new guidance on reducing emissions and managing climate-related risks and opportunities.”

The updated Policy includes commitments to develop multi-year plans for emissions reduction and energy efficiency in Enbridge’s business segments; build on the $5 billion (CAD) Enbridge has already invested in renewable energy to double renewable energy generation capacity in five years; and invest in programs that will enable its residential and commercial natural gas customers to reduce energy use, emissions and costs. Enbridge will provide an annual review of its progress in achieving its policy commitments in future CSR reports.

Additional highlights from the CSR Report include progress against the Company’s top corporate priority of safety and operational reliability. Enbridge reported strong performance in detecting and preventing spills and releases from pipelines and distribution systems, even as the Company moved record volumes on its liquids systems. In 2015, the Company invested more than $925 million on maintaining system fitness and detecting leaks across its North American pipeline operations, for a total investment of $4.9 billion over the past four years.

The 2015 Report also looks at the strategies and systems Enbridge continues to implement to achieve a more rigorous approach to engaging with stakeholders. The Report contains examples of changes the Company has made, and continues to make, in engaging with Indigenous peoples, communities, environmental organizations, employees and contractors. They include the introduction of Regional Engagement Plans to ensure engagement is an ongoing process.

More from Enbridge’s 2015 CSR & Sustainability Report can be found online at csr.enbridge.com.

Enbridge released its 2015 CSR & Sustainability Report concurrently with its 2015 Annual Report, which provides a detailed overview of the Company’s financial and operating performance and includes Consolidated Financial Statements and related Management’s Discussion and Analysis for the year ended December 31, 2015. All of these documents, along with Enbridge’s Annual Information Form (Canada) and Form 40-F (United States), are available at www.sedar.com (Canadian filings), www.sec.gov (U.S. filings), or www.enbridge.com/investorfilings.

Enbridge’s 2015 Annual Report is now available online at www.enbridge.com/ar2015 and includes a message to shareholders from Al Monaco and David A. Arledge, Chair, Board of Directors, which provides insight into the Company’s results and strategy to continue to deliver shareholder value in the future. The Management Information Circular has been mailed to all shareholders, along with information relating to the Company’s annual meeting of shareholders to be held on Thursday, May 12, 2016, in Calgary, Alberta. A full copy of the Annual Report, including Management’s Discussion & Analysis and financial statements, is being distributed to shareholders who have opted to receive it.

Printed copies of the Annual Report are available in both English and French on request. To request a copy of the Annual Report, call 1-800-481-2804 or email investor.relations@enbridge.com.

Enbridge is one of three Canadian energy companies on the 2016 Global 100 List of Most Sustainable Corporations, and one of three Canadian energy companies on the 2015 Dow Jones Sustainability World Index. Both of these independent rating systems assess corporate performance on key social, economic and environmental indicators.

About Enbridge Inc.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com